December 18, 2025

Eliran Glazer
Chief Financial Officer
monday.com Ltd.
6 Yitzhak Sadeh Street
Tel Aviv, 6777506 Israel

        Re: monday.com Ltd.
            Form 20-F for the Year Ended December 31, 2024
            File No. 001-40461
Dear Eliran Glazer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Adva Schulman